Expedia, Inc.

333 108th Avenue N.E.

Bellevue, WA 98004

November 9, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Justin Dobbie, Special Counsel

Tonya Bryan, Attorney-Advisor

Re:	Expedia, Inc.

Registration Statement on Form S-4

File No. 333-169654 through 333-169654-13

Dear Mr. Dobbie and Ms. Bryan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Expedia, Inc. (the “Registrant”) hereby respectfully requests accelerated effectiveness of the above-captioned Registration Statement so that it will be declared effective on Tuesday, November 9, 2010 at 5:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

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Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing.

•

The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

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The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 with any questions you may have concerning this request. In addition, please notify Ms. Gettles-Atwa when this request for acceleration has been granted.

Very truly yours,

/s/ Burke F. Norton
Burke F. Norton
Executive Vice President, General Counsel and Secretary
Expedia, Inc.